UNITED STATES OF AMERICA

	  BEFORE THE SECURITIES AND EXCHANGE COMMISSION

			WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
				*
ENTERGY CORPORATION,            *          CERTIFICATE
ENTERGY ENTEPRISES, INC., et al.*        PURSUANT TO RULE 24
				*
File No. 70-9123                *
				*
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and the related order dated June 22, 1999 (June 1999 Order), this is  to  certify that the following transactions were carried  out during  the three (3) months ended September 30, 2000 by  Entergy

Corporation's   Non-utility Companies<FN1> (Non-Reg   Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order.





Authorized Transactions

      Pursuant  to the June 1999 Order (a) the Non-Reg  Companies

are authorized to conduct development activities with respect  to

various   investment   opportunities  for   Entergy   Corporation

(Entergy),  (b) the Non-Reg Companies are authorized  to  provide various consulting services to other Non-Reg Companies and to non-

associates,  including  to market to non-associates  the  Entergy

System's expertise and capabilities in energy-related areas,  and to  market  to non-associates intellectual property developed  or acquired  by  System  companies, (c) the  Non-Reg  Companies  are authorized  to  provide  various management,  administrative  and

support   services  to  associate  companies,  excluding  certain

associate companies (Excepted Companies<FN2>),  (d)  Entergy   is

authorized  to create O&M Subs to provide various operations  and maintenance services to non-associate or associate companies, (e)

Entergy is authorized to create one or more New Subsidiaries, (f)

Entergy  and  the Non-Reg Companies are authorized to  make  Non-

utility  Loans  to  certain Non-Reg Companies,  (g)  the  Non-Reg

Companies are authorized to issue Other Securities of any type to

Entergy, to other Non-Reg Companies or to third parties, and  (h)

the  Non-Reg Companies are authorized to pay dividends  to  their

immediate  parent  companies  from  capital  accounts  or   other

unearned surplus.

      During  the quarter, the Non-Reg Companies participated  in the following:



I.  Administrative, Consulting, Management, and Other Services to

Associate Companies

      During  the quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its associate  companies,  Entergy Power, Inc. (EPI),  Entergy  Power

Marketing  Corp.,  Entergy Trading and  Marketing  Ltd.,  Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC), Entergy Holdings, Inc., Entergy Thermal LLC, Entergy Power

Development  Corporation (EPDC), Entergy International  Ltd  LLC,

Entergy Pakistan, Ltd., Entergy Power Asia Ltd, EP Edegel,  Inc.,

Entergy  Power  CBA  Holding Ltd., EWO  Holdings  Inc.  (formerly

Entergy  Power  Chile,  Inc.), Entergy  Power  Operations  Corp.,

Entergy Power International Holdings Corp., Entergy Nuclear, Inc.

(ENI), Entergy Nuclear Generation Corporation (ENGC), and Entergy

Retail  Texas  LP-A. Enterprises' billings to all such  associate companies  included  direct costs incurred plus,  to  the  extent

applicable,   an  indirect  loading  based  upon  current   month

administrative charges.

     Enterprises  billed,  at cost, EPI ($193,023)  for  services related  to  the  marketing of EPI capacity and energy  to  third parties  at  wholesale, preparation of contracts  and  regulatory filings,  oversight of plant operations and maintenance by  plant

operators, and procurement of transmission services.   In  regard

to Entergy Power Marketing Corp. ($9,004,061) and Entergy Trading

and   Marketing  Ltd.  ($12,602),  these  services   related   to

management  oversight,  the marketing of  energy  commodities  to third  parties  at  wholesale, the preparation of  contracts  and regulatory filings and the procurement of transmission  services.

In  regard  to  ETHC ($19,913), ETC ($96,435), Entergy  Holdings,

Inc.  ($215),  Entergy  Thermal  LLC  ($215,923),  Entergy  Power

Development  Corp. ($3,256,649), Entergy International,  Ltd  LLC

($13,360 credit), Entergy Pakistan Ltd. ($158,376), Entergy Power

Asia  Ltd., ($244,075), EP Edegel, Inc. ($145,627), Entergy Power

CBA Holding, Ltd. ($12,356 credit), EWO Holdings Inc. ($161,395),

Entergy  Power  Operations Corporation ($196,372), Entergy  Power

International Holdings Corp. ($250,559), Entergy Retail Texas LP-

A  ($11,394),  and ENI ($36,618), these services  were  primarily

related  to management oversight and/or project development.   In

regard  to ENGC, ($55,614), Enterprises provided services related to the marketing of energy to third parties at wholesale.

     During   the  quarter,  ENI  provided  management  oversight

services to ENGC relating to the operation of the Pilgrim nuclear

plant,  at  cost  ($45,851).   ENI  provided  management  support

services,  at  cost, in the amount of $47,671  to  TLG  Services,

Inc.,  a  subsidiary of ENI that provides nuclear decommissioning

consulting  and  related  services to non-affiliates.   ENI  also

engaged  in  project development activities on behalf of  Entergy

Nuclear  Indian  Point 3 LLC and Entergy Nuclear Fitzpatrick  LLC

for  which these entities were billed, at cost, in the amount  of

$2,022,484 and $2,022,484, respectively.

     During the quarter, Entergy Operations Services, Inc. (EOSI)

provided  management and technical support to EPDC's Saltend  and

Damhead Creek projects, at cost, in the amount of $490,629,and to

Warren  Power LLC, a wholly-owned indirect subsidiary of Entergy,

at cost, for $552,475.

     During   the   quarter,  Entergy  Holdings,  Inc.   provided

management/administrative  and  consulting  services  to  Entergy

Business  Solutions LLC and to Entergy Thermal LLC.  The  amounts billed,  at  cost, to Entergy Business Solutions LLC and  Entergy

Thermal LLC during this quarter were $151 and $65, respectively.



II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $13,860

for   services   rendered  during  the  second  quarter.    Also,

Enterprises provided consulting services to a third-party related to  the marketing of such party's excess energy capacity to third parties at wholesale.  These services were billed at cost in  the amount of $30,390.

     During  the  quarter,  no  other  consulting  services  were provided by Non-Reg Companies to non-associate companies.



III. Nonutility  Loans Made by Entergy to Non-Reg  Companies,  or

     Between Non-Reg Companies

      During the quarter, Entergy Global Investments, Inc. loaned

$10,000,000  to  Entergy Power Generation Corp.  to  finance  the acquisition  of  turbine  generator  units  to  be  installed  at

Entergy's EWG projects.

     During the quarter, no Nonutility Loans subject to reporting in this Certificate were made by Entergy to Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

      During the quarter, ENI issued a note for $1,500,000 to Mr.

Thomas  LaGuardia  as part of the purchase price  settlement  for

ENI's acquisition of the capital stock of TLG Services, Inc.



V.   Formation  and  Capitalization of New Subsidiaries  and  O&M

     Subs

     During  the quarter, Entergy formed the following  companies as  New  Subsidiaries  in accordance with the  June  1999  Order:

Entergy  Retail Holding Company, which was formed to acquire  and hold  Entergy's investment in certain Non-Reg Companies;  Entergy

Retail  Louisiana LLC-A and Entergy Retail Louisiana LLC-B  which were  formed to acquire and hold Entergy's investments in certain

Non-Reg  Companies; Entergy Retail Louisiana Management  Services

LLC   which   was   formed   to   provide   various   management,

administrative  and  support  services,  as  well  as  consulting services, to other Non-Reg Companies; Entergy Retail Texas,  Inc.

which  was  formed to acquire and hold Entergy's  investments  in certain  Non-Reg Companies; Entergy Retail Texas LP-B  which  was formed to provide various management, administrative, and support services,  as  well  as consulting services, to  certain  Non-Reg

Companies;  Entergy Power E&C Corporation and Entergy  Power  E&C

Holdings  LLC,  which were formed to acquire and  hold  Entergy's investment  in EntergyShaw, L.L.C. (as described below);  Entergy

Resources,   Inc.   which  was  formed  to  conduct   development

activities    with   respect   to   thermal   energy   investment

opportunities  for  Entergy; Entergy Nuclear Holding  Company  #2

which  was  formed to acquire and hold Entergy's  investments  in certain Non-Reg Companies.

     During the quarter, certain of the foregoing companies  were capitalized  in  the  following amounts: Entergy  Retail  Holding

Company  for $27,500; Entergy Retail Louisiana LLC-A for  $9,000;

Entergy  Retail  Louisiana  LLC-B  for  $9,000;  Entergy   Retail

Louisiana  Management  Services LLC for  $1,000;  Entergy  Retail

Texas,  Inc.  for $1,000; Entergy Retail Texas LP-B  for  $1,000;

Entergy  Resources, Inc. for $1,000; and Entergy Nuclear  Holding

Company #2 for $1,000.

     During  the quarter, Entergy formed the following  companies as  O&M  Subs in accordance with the June 1999 Order: EntergyShaw

LLC,  a  joint venture between Entergy and The Shaw Group,  Inc.,

which was formed to provide design, engineering, procurement  and construction  management services to affiliated and  potentially,

non-affiliated   owners  of  electric  power  plants   worldwide.

Entergy's  initial  capital investment  in  EntergyShaw,  LLC  of

$2,000,000  was  made in October 2000.  In addition,  during  the quarter, Entergy formed Entergy Nuclear Fuels Company (ENF) as an

O&M  Sub.   ENF  was  organized to provide fuel  procurement  and

related  management  and supervision services  to  affiliate  EWG

owners  of  nuclear  power  plants.   Entergy's  initial  capital

investment  in ENF during the quarter was $1,000.  Also,  Entergy

Nuclear  Operations, Inc. was formed to provide O&M Services  and

Administrative Services for affiliate EWG owners of nuclear power plants  as well as to perform Development Activities with respect to  prospective EWG nuclear power projects.  The initial  capital investment in Entergy Nuclear Operations, Inc. during the quarter was $1,000.

     During  the quarter, no other amounts were expended to  form and capitalize any New Subsidiaries or O&M Subs.



VI.  Nature and Extent of O&M Services Provided

      During the quarter, ENI provided decommissioning management

services  to  two  large  nuclear  operating  utilities  in   the

Northeast. ENI is paid a fixed monthly fee and certain  incentive fees  and  is  reimbursed for its actual expenses for  labor  and related  charges  for  all services provided.  The  total  amount billed  by  ENI  for  all such services during  the  quarter  was

$1,903,269.

     In addition, during the quarter, EOSI provided power project

related  operation  and  management  services  to  several   non-

associate  customers,  including professional  advice,  technical

expertise   and   maintenance  services.   Specifically,   EOSI's

services   to   non-associate   customers   included   performing

preventive  maintenance  on substations;  completing  work  on  a

merchant   plant   substation  installation;  providing   project

management  for  the  installation of a steam turbine;  providing project management for the construction of a 230kV switchyard for a  merchant  plant; making modifications to a  69kV  and  a  15kV substation;  performing  transmission line  repairs  at  a  power plant; installation of a 230kV breaker; constructing a substation

and   relay  design;  and  starting  installation  of   a   500kV

switchyard.  The total amount billed for all such services during the  quarter was $2,794,696 consisting, in each case, of  market-

based fees and reimbursable expenses.

      Entergy  represents that no Excepted Company has subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During  the  quarter, no dividends subject to  reporting  in this Certificate were paid by Non-Reg Companies.



VIII.       Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of September 30, 2000 is included in Exhibit 1.

     No  reorganizations of Entergy's ownership interests in Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.



IX.  Financial Statements

     Entergy  Corporation's unaudited Balance  Sheet  and  Income

Statement  for the quarter ended September 30, 2000 are  included in Exhibit 2.





	  IN  WITNESS WHEREOF, the undersigned company has caused

     this certificate to be executed on this 28th day of November

     2000.



ENTERGY CORPORATION



By:/s/ Nathan E. Langston
     Nathan E. Langston
  Vice President and Chief Accounting Officer

_______________________________
<FN1> Non-utility Companies  are defined in the June 1999 Order as
      "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".

<FN2> The Excepted Companies are Entergy's retail operating
      companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.